PANNONPLAST INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Budapest, 19 March, 2004

Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the latest extraordinary information of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Radócz Róza
Róza Radócz (Ms)
Executive Assistant

dlw 4/5

Encl

Extraordinary announcement

Staff reduction at Pannonplast

- **126 employees, primarily white-collar employees are to be dismissed**
- **This action will have a positive impact on cash flow already in 2004**
- **The recent staff reduction will save HUF 310 million annually from 2005 onwards**
- **The one-off expenditure of HUF 113 million will equally spread over Q1 and Q2 2004**

In accordance with the short term program announced on 16 February the management of Pannonplast decided to reduce its staff by 126 employees. Pannonplast judges that the reduction in staff number has become – in addition to various other efficiency improving measures – an indispensable condition of restoring profitable operation and increasing competitiveness. Pursuant to the decision the staff number is reduced by 6.3% compared to 31 December, 2003.

The action will have a positive impact on the company's cash flow in 2004. Cost savings during the year will exceed the one-time lay-off expenses by HUF 86 million. From 2005 the annual cost savings resulting form the recent measures will be HUF 310 million.

Half of the 126 primarily white-collar employees will be dismissed in the first quarter of the year, while the remaining will be discharged in the second quarter. Accordingly, one-time expenditure of HUF 113 million connected to this action will incur partly in the first quarter and in part in the second quarter of the year.

„The management is making remarkable efforts to restore Pannonplast's competitiveness. I wish to point out that the staff reduction is only one of our actions aiming at increasing efficiency, as we consider cutting indirect costs, improving shop-floor efficiency through various measures and reducing the working capital employed as management tasks of equal importance and priority.
In the opinion of the management, the optimal level of staff, which is in line with the international benchmark of the plastic processing industry and which also takes into consideration Pannonplast's operational conditions, can be achieved by the 1st of January, 2005." - said Csaba Zoltan Chairman&CEO of Pannonplast.

Budapest, 18 March, 2004

Pannonplast Plc